United States securities and exchange commission logo





                             December 20, 2022

       Heng Fai Ambrose Chan
       Chairman and Chief Executive Officer
       Alset Capital Acquisition Corp.
       4800 Montgomery LN STE 210
       Bethesda, MD 20814

                                                        Re: Alset Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed November 25,
2022
                                                            File No. 333-267841

       Dear Heng Fai Ambrose Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. We note your revised disclosure in response to comment 2 that you "may" take advantage of the controlled
company exemption. Please definitively state whether or not you will take advantage of the
controlled company exemptions if Mr. Chan and his affiliates retain a controlling
interest in the post-combination company.
   2. On your cover page and throughout your filing where you disclose that shares issued to the existing HWH
Holders will equal approximately 38.8% of the outstanding capital stock of Alset, revise
to clarify that Mr. Chan, as the majority owner of HWH, will ultimately control
those shares and the shares held by the sponsor. In addition, on your cover and on page 11
where you specify that the sponsor will hold 8.2% assuming no
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany20,
December   NameAlset
              2022 Capital Acquisition Corp.
December
Page 2    20, 2022 Page 2
FirstName LastName
         redemptions, clarify how much of those shares Mr. Chan controls. Questions and Answers for Stockholders of Alset
Q: What equity stake will current stockholders of Alset and the HWH Holders hold in Alset after the Closing?, page 11

3. We note your revised disclosure in response to comment 3. Please revise your disclosure regarding the ownership of the post-combination company to aggregate all shares ultimately owned or controlled by Mr. Chan into one line item. In this regard, it appears you continue to split Mr. Chan's shares between Alset initial stockholders and HWH
         Holders. In addition, the disclosure suggests that Mr. Chan will own 45.5% of the post-
         combination company, assuming no redemptions, yet your disclosure elsewhere in your filing states that Mr. Chan will own 47.9% of the post-combination company, assuming no redemptions. It appears the "HWH Holders - Others" line item would account for this difference. Please advise and revise for consistency. Make conforming changes throughout your filing where you discuss the ownership of the post-combination company, including on pages 23-33 and 118-119. We also note that in certain other places in your filing, you disclose that Mr. Chan's ownership will be 47.3%. Please revise for consistency.
Q: How will the Sponsor and our directors and officers vote?, page 16

4. We note your revised disclosure in response to comment 7. Given the vote required to approve the Business Combination Proposal is a majority of the shares outstanding and entitled to vote and present at the Special Meeting, please revise your disclosure on pages
         16, 92, 137 and 139 to disclose the number of shares required to approve the proposal, assuming only a quorum is present. In this regard, it appears you have revised page 10, the only instance where you previously disclosed this figure, to remove it.
Q: What interests do Alset's current officers and directors have in the Business Combination?, page 16

5.       We note your revised disclosure in response to comment 8. Disclose the
Merger
         Consideration Mr. Chan is expected to receive in the proposed transaction and its relative value, quantify any amounts subject to reimbursement, and quantify the aggregate amount
         that the sponsor, its affiliates, and the company   s officers and
directors have at risk that
         depends on completion of a business combination. Make conforming changes to your disclosure on pages 43 and 117.
Summary of the Proxy Statement/Prospectus, page 27

6. We note your revised disclosure in response to comment 1. Please include comparable disclosure in your prospectus summary.
7. We note the diagrams you have included on page 28 in response to comment 9. With a view to providing investors a picture of the common ownership and how the entities are
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany20,
December   NameAlset
              2022 Capital Acquisition Corp.
December
Page 3    20, 2022 Page 3
FirstName LastName
         affiliated, include a depiction of the ownership of all entities in each diagram, including
         Alset, Inc. and HWH, and identifying Mr. Chan's ownership, as applicable. We note your response suggests that a comparable diagram was included in the Information about HWH section beginning on page 154, but it does not appear to have been included. Please include comparable disclosure in that section.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Transaction Accounting Adjustments to the Alset and HWH Unaudited Pro Forma
Condensed Combined Balance Sheet as of August 3, page 57

8. We note from your disclosure on page 52 that the business combination between Alset and HWH is expected to be accounted for as an acquisition under common control.
         Please tell us how you determined Alset and HWH were under common control and how adjustment (F) appropriately accounts for the transaction in accordance with ASC 805-50.
Risk Factors
Delaware law and HWH's certificate of incorporation and bylaws..., page 61

9. We note your revised disclosure in response to comment 13 provides that your proposed charter and bylaws include provisions creating a classified board of directors and requiring the affirmative vote of holders of at least 2/3 of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision; however, neither your proposed charter nor your proposed bylaws appear to create a classified board, Section 8.7 of your proposed bylaws appears to only require a supermajority vote to amend Article VIII, and your proposed charter does not include a supermajority vote provision. Please revise for consistency.
The waiver of the corporate opportunities doctrine..., page 63

10. We note this new risk factor you added in response to comment 15. Include a risk factor addressing the waiver of the corporate opportunities doctrine in
Article X of your
         proposed charter and the related risks to the post-combination company. In this regard, it appears your current risk factor only addresses a similar provision that is included in
         Alset's current charter.
We may not be able to complete an initial business combination with a U.S. target company, page 82

11. We note your revised disclosure in response to comment 67. Please disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany20,
December   NameAlset
              2022 Capital Acquisition Corp.
December
Page 4    20, 2022 Page 4
FirstName LastName
Timeline of the Business Combination with HWH, page 107

12.      We note your disclosure that HWH received a valuation report provided by Kraft
         Analytics LLC. Please revise your disclosure to clarify the role of Kraft Analytics in the transaction, summarize the report, and provide the information required by Item 4(b) of
         Form S-4.
13. We note your response to comment 19. Please clarify your disclosure as to whether the agreed valuation of $125 million reflects a $30 million PIPE. Disclose any discussions about the need to obtain additional financing for the combined company, such as the potential PIPE transaction, and the negotiation/marketing processes undertaken to date
         (e.g., identification of potential PIPE investors and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please disclose whether the parties intend to provide any valuations or other material information about the Alset, HWH, or the business combination transaction to potential PIPE investors that are not expected to be disclosed publicly.
14. We note your response to comment 20. We further note your disclosure that in early June
         2022, Alset received a copy of HWH   s corporate presentation from
HWH. Please tell us
         whether the presentation included any financial projections that the Alset board reviewed, and if so, include such projections in your filing. In this regard, we note your response indicates that such projections were included in the filing, but it appears only the pricing model Alset received in August 2022 was included.
15. We note your response to comment 21. Please provide a detailed description of the negotiations regarding the letter of intent that was executed on July 28, 2022 by HWH and
         Alset, including the material terms of the initial draft, the material terms included in the final executed version, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.
16. We note your response to comment 22. Please provide a detailed description of how the material terms of the Merger Agreement evolved throughout the exchange of several drafts. In this regard, we note your disclosure that "among the significant issues negotiated during this period were the fine-tuning of the Merger Consideration, and its allocation between Closing base consideration and post-Closing earnouts, the scope and
         survival of HWH   s representations and warranties, the minimum cash
requirement, and
         indemnity and escrow provisions." Please elaborate on the positions of each party with respect to these terms and how they were negotiated. If the material terms were not negotiated, please state as much in your filing and explain why they were not negotiated.
17. We note your response to comment 23. Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type of consideration to be paid to HWH stockholders, any financial projections and any
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
December 20, 2022
Page 5
         discussions relating to the assumptions underlying such projections, the control and governance of the post-combination company, director designation rights and organizational documents, and the lock up agreements. In your revised disclosure, please explain the the issues and terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms. If the material terms were not negotiated, please state as much in your filing and explain why they were not negotiated.
18. We note your response to comment 24. Throughout this section, identify the individuals from HWH and Alset management who attended each meeting and participated in the negotiations. In addition, disclose when Alset's board approved the business combination and which board members participated in the vote.
19. We note your response to comment 25. We further note your disclosure that on August
         24, 2022, Alset and HWH had a call to discuss the possibility of a private capital raise and timelines for finalizing the definitive Merger Agreement. Please elaborate on these discussions and, to the extent additional financing was not secured, discuss why.
HWH International Membership Assumptions, page 109

20. We note your disclosure that Alset "received a financial model regarding HWH future businesses, pricing model and other key assumptions." Please disclose who prepared the financial model.
21.      We note your disclosure that the basis for HWH   s membership growth
rate projections is
         HWH   s historical performance in South Korea and that the basis for your price projections
         are derived from SHRG   s statistical data of average spending per
active member of
         approximately US$ 1,200. We also note your disclosure elsewhere in your filing that you changed your membership model in 2022. Given the foregoing, please tell us why such assumptions are reasonable.
22. Please quantify your assumptions relating to the capital required to penetrate the
         Malaysian and Taiwanese markets.
23. With respect to your membership projections and operational expense projections, please clarify whether Year 1 corresponds to 2022 or a different year. Please also disclose how the five year time period for the projections was determined.
Alset's Board of Directors' Reasons for the Approval of the Business Combination, page 110

24. We note your response to comment 28. We further note your disclosure on page 111 references an analysis that the Alset board considered in deciding to approve the transaction, including a reference to financial results and assumptions, but no analysis
FirstName LastNameHeng Fai Ambrose Chan
       appears to have been included in the filing. Please revise to include the analysis. If
Comapany    NameAlset
       analysis          Capital
                 is already      Acquisition
                            disclosed,        Corp. which analysis and include
a cross reference to
                                       please clarify
       where
December   20,it2022
                 is disclosed.
                       Page 5
FirstName LastName
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany20,
December   NameAlset
              2022 Capital Acquisition Corp.
December
Page 6    20, 2022 Page 6
FirstName LastName
25. We note your response to comment 32. We further note your disclosure on page 113 that
         Alset   s board received certain preliminary sales estimates that were prepared by HWH
         that it considered in its decision to enter into the Merger Agreement. Please disclose these estimates in the filing. If you believe those estimates are already disclosed, please clarify which estimates and include a cross reference to where they are disclosed.
ValueScope Opinion, page 114

26. We note your revised disclosure in response to comment 27 that you reviewed the
         EV/EBITDA multiples of the guideline companies, and we note the language in
         ValueScope's opinion on page D-1 that "ValueScope did review the multiples of the guideline companies (multiples of comparable publicly traded companies) to help estimate a terminal exit value of HWH." We also note your disclosure on page 115 that suggests you intended to include a chart of the compound annual growth rate for the guideline companies and HWHW and the associated EV/EBITDA multiple, but such chart is not included. Please revise to include the chart and disclose the terminal exit value of HWH you calculated as a result of this analysis.
27. Disclose the inputs, including the discount rate and the EV/EBITDA multiple, used in your discounted cash flow analysis, which you reference on pages 115 and D-1. Disclose the residual value of HWH in 2027 that you calculated using this analysis.
Material U.S. Federal Income Tax Considerations, page 131

28. We note your response to comment 36 in part. Please revise your disclosure to explain why counsel cannot give a firm opinion and describe the nature and degree of the uncertainty concerning the opinion.
Information About HWH
Competition, page 161

29. We note your revised disclosure in response to comment 41. Please further revise your disclosures that "HWH is in no way a multi-level marketing company, as our membership referral commissions are only payable upon a direct referral at that singular level" and your disclosure on page 204 that identifies the business of several HWH entities as multi-
         level marketing so that they are consistent.
Government Regulation, page 162

30. We note your revised disclosure in response to comment 43. Please revise to include more detail regarding the MEL requirements and the KFTC regulations to which you are subject. Please also include a brief description of any relevant government regulation in
         Singapore. In this regard, it appears HWH derived 30% of its revenue from Singapore in the nine months ended September 30, 2022.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany20,
December   NameAlset
              2022 Capital Acquisition Corp.
December
Page 7    20, 2022 Page 7
FirstName LastName
Material Contracts, page 163

31. We note your revised disclosure in response to comment 45. Please further revise to discuss any termination or renewal provisions for each of the Killiney and Hapi Cafe
         Franchising Agreements, and file the agreements as exhibits to the registration statement.
         Refer to Item 610(b)(10) of Regulation S-K. Please also describe the material terms of the material oral arrangements under which you have conducted business with your affiliates, or clarify whether your statement that you "currently have no written or verbal agreements with [y]our suppliers" extends to those oral arrangements as well.
Agreements with HWH's Named Executive Officers and Potential Payments Upon Termination or Change of Control, page 165

32. We note your revised disclosure in response to comments 44 and 47. Please describe the terms of the referenced employment agreements and file the agreements as exhibits to the registration statement.
HWH's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 165

33. We have reviewed your revised disclosure in response to comment 49 noting it does not appear to address the comment, therefore it is being reissued. For example, you have not presented an analysis for the decrease in revenues by $3,385,025. Please quantify the change in revenue and the impact of material drivers and discuss the underlying causes of the change for each revenue stream for each period presented. Refer to
Item 303(a)(3) of
         Regulation S-K and SEC Release 33-8350.
34. We note that your cost of revenues decreased by $1,831,111 for the nine months ended
         September 30, 2022. Please quantify the impact of each material driver and discuss the underlying causes of the change for each revenue stream.
Financial Impact of the COVID-19 Pandemic, page 166

35. We note your revised disclosure in response to comment 48. Please further revise your disclosure in this section to specify, as you do in the risk factors, that you lost substantially all of your members due to the lack of accessibility resulting from COVID-
         19 lockdowns.
Liquidity and Capital Resources, page 169

36. We note your revised disclosure in response to comment 51. We further note your disclosure that you are continuing to develop several products and services and planning to open 50 new Hapi Cafes in the next two years. Please revise to include a discussion of any known trends or uncertainties regarding the capital requirements for this planned expansion. Refer to Item 303(b)(1) of Regulation S-K. Please address how the company expects to fund such projects and any implications this may have on your operations.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany20,
December   NameAlset
              2022 Capital Acquisition Corp.
December
Page 8    20, 2022 Page 8
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 207

37. We note your revised disclosure in response to comment 53. Please further revise the table to include footnote disclosure that identifies the natural persons who hold voting or dispositive control over the shares beneficially owned by Alset International Limited, which we understand is Mr. Chan. Please also revise to include a new, separate footnote for Mr. Chan that specifically identifies the shares owned by him directly, and the shares owned by each of Alset Acquisition Sponsor, LLC and Alset International Limited, over which he is deemed to hold voting or dispositive control.
Alset Capital Acquisition Corp.
Notes to the Unaudited Financial Statements
Note 7 - Stockholders' Equity, page F-31

38. We have reviewed your response to comment 38 noting you have removed your disclosure that warrants were classified as liabilities. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants as equity. In your analysis, please reference the applicable sections of the warrant agreement to support your response.
HWH International Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 1. Nature of Operations, page F-41

39. It appears from your disclosure that HWH International Inc. was incorporated in March
         2022 and that the company underwent a reorganization in April 2022. We note from your disclosure that this was a realignment of entities under common control and it was accounted for as a recapitalization. Please provide us with the material terms of the transaction including the entities involved and consideration exchanged. In addition, please provide us with a detailed discussion of how this transaction was accounted for, including the specific authoritative literature you utilized to support your accounting treatment.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-44

40. We have reviewed your response to comment 54 and revised disclosure noting that returns includes return of products and memberships. Your response that memberships are returned appears to be inconsistent with the disclosure on page F-45 which states that membership fees are not refundable. Please address the following:

                Please tell us what the "return of memberships" represents and how this relates to the buyback program.
                Please provide us with a break out of the returns related to product sales and the returns related to memberships.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany20,
December   NameAlset
              2022 Capital Acquisition Corp.
December
Page 9    20, 2022 Page 9
FirstName LastName
                Please tell us how the return of memberships is recorded in your financial statements.
                Please provide us with a detailed discussion of the terms of the buyback program.
41. Please tell us if the product sales presented on page F-50 represents product sales to members or to third party customers that do not contain a membership.
42. We note from your disclosure on page 156 that you currently have one membership tier, with 10,076 members at an annual fee of $58.00 per year. Please tell us if the membership fee revenue presented on page F-50 represents only the annual membership fee of your 10,076 members or if additional items are included in this revenue stream. In addition, please provide us with a reconciliation of the number of memberships sold and returned via the buyback program for the periods presented.
Note 3. Receivable from related party, net, page F-47

43. We have reviewed your response to comment 59 noting all payments are made through direct deposit. Please provide a detailed discussion of how customer payments are made through direct deposit.
Note 7. Accrued Commissions, page F-47

44. We note your disclosure on page 158 that a member receives a 25% commission of the membership fee income if the member successfully refers a new member to subscribe to the membership. Additionally, a member will receive a similar commission if a non-
         member purchases any of [y]our products through a member referral. Please provide us with a detailed discussion of how the commissions earned on the non-member purchases of products and the membership fee referral correlates to the sales commission expense recorded in the Consolidated Statement of Operations, as it appears to represent approximately 47% of the revenue disclosed on the financial statements.
Note 16. Concentration Risk, page F-50

45. We note your response to comment 62 and reissue the comment in part. Please disclose if you held cash balances in Hong Kong or China during the year ended December 31, 2021.
HWH International Inc. and Subsidiaries
Consolidated Financial Statements for the Nine Months Ended September 30, 2022 and 2021,
page F-52

46. Please label the consolidated financial statements and notes to the consolidated financial statements as unaudited.
Notes to Consolidated Financial Statements
Note 3. Business Under Common Control, page F-63

47. We note that your disclosure that the acquisitions of HWH World Limited, HWH World
         Pte. Limited, Hapi Caf   SG Pte. Limited in April 2022, and Alset F&B
Holdings Pte.
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
December 20, 2022
Page 10
      Limited and Alset F&B One Pte. Limited in September 2022 were accounted for as transactions between entities under common control appears to be inconsistent with the disclosure in Note 1 on page F-57, which states that a reorganization, which included all of these entities, occurred in April 2022 and was accounted for as a recapitalization.
      Please clarify.
General

48. We note your response to comment 68 that certain of your directors and officers live in
      China and Hong Kong. Please include a separate    Enforceability
section, consistent with
      Item 101(g) of Regulation S-K, identify the relevant individuals, and add a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will much more difficult to take these actions) in both China and
      Hong Kong.
        You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameHeng Fai Ambrose Chan
                                                            Division of
Corporation Finance
Comapany NameAlset Capital Acquisition Corp.
                                                            Office of Trade &
Services
December 20, 2022 Page 10
cc:       Darrin M. Ocasio, Esq.
FirstName LastName